Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

June 18, 2007
Our ref. No. PI 131

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Results of Tender Offer for Nitto Fuji Flour Milling Co., Ltd. and Plans to Make it a Subsidiary**
- **Results of Tender Offer for Nihon Shokuhin Kako Co., Ltd. and Plans to Make it a Subsidiary**
- **Results of Tender Offer for Nosan Corporation and Plans to Make it a Subsidiary**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

6/25

Yoshihiro Kuroi
Deputy General Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on June 16, 2007

Mitsubishi Corporation Announces Results of Tender Offer for Nitto Fuji Flour Milling Co., Ltd. and Plans to Make it a Subsidiary

Mitsubishi Corporation (MC; hereinafter the "Offeror") today announced the results of its tender offer (hereinafter the "Tender Offer") for the common stock of Nitto Fuji Flour Milling Co., Ltd. (First Section, Tokyo Stock Exchange; stock code, 2003; hereinafter the "Target Company"), which was completed on June 15. The Tender Offer began on May 21 following a decision by MC's Board of Directors on May 18. Details of the results of the Tender Offer are as follows.

As a result of this Tender Offer, MC also announced today plans for the Target Company to become a consolidated subsidiary.

I. Results of the Tender Offer

1. Outline of the Tender Offer

(1) Name and Address of Offeror and Name of Target Company

Offeror	Mitsubishi Corporation 3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Target Company	Nitto Fuji Flour Milling Co., Ltd.

(2) Type and number of shares to be purchased

Type of shares, etc.	-1- Scheduled purchase in terms of shares	-2- Scheduled excess in terms of shares
Shares	—	—
New stock acquisition rights	—	—
Bonds with new stock acquisition rights	—	—
Shares, etc., depositary receipts	—	—
Total	—	—

(3) Duration of Tender Offer

May 21, 2007 (Monday) through June 15, 2007 (Friday) (20 business days)

(4) Purchase price

390 yen per share

2. Results of the Tender Offer

(1) Shares tendered

Type of shares, etc.	Scheduled purchase in terms of shares	Scheduled excess in terms of shares	Number tendered in terms of shares	Number acquired in terms of shares
Shares	—	—	13,238,000	13,238,000
New stock acquisition rights	—	—	—	—
Bonds with new stock acquisition rights	—	—	—	
Shares, etc., depositary receipts	—	—	—	—
Total	—	—	13,238,000	13,238,000

(2) Share ownership after Tender Offer

Number of voting rights represented by shares, etc. held by Offeror after Tender Offer	29,528 units	(65.05% of issued shares after Tender Offer)
Number of voting rights represented by shares, etc. held by special relationship entities after Tender Offer	243 units	(0.54% of issued shares after Tender Offer)
Total number of voting rights of all shareholders of the Target Company	45,394 units	

Notes:

1. "Total number of voting rights of all shareholders of the Target Company" is the total

number of voting rights of shareholders at September 30, 2006 as entered in the Target Company's Interim Business Report for its 109th Term, submitted on December 25, 2006.
2. "Number of voting rights represented by shares, etc. held by special relationship entities after Tender Offer" is the total number of voting rights held by special relationship entities (excluding the Target Company).
3. The figures for percentages of issued shares after Tender Offer have been rounded up to the second decimal place.

(3) Calculation where purchase by proportional distribution method
There is no corresponding matter.

(4) Amount required for Tender Offer
5,163 million yen

(5) Settlement procedures
(1) Name and location of head office of securities companies, banks, etc. handling settlement of Tender Offer
Mitsubishi UFJ Securities Co., Ltd.; 4-1, Marunouchi, 2-chome, Chiyoda-ku, Tokyo

(2) Date of start of settlement
June 22, 2007 (Friday)

(3) Settlement method
Promptly following the end of the Tender Offer period, notification of purchase under the Tender Offer will be sent by post to the domicile of the applying shareholders, etc. (In the case of foreign shareholders, to the domicile of the standing proxy).

Purchase will be made on a cash basis. The payment for the purchased shares, etc. will be sent promptly by the Tender Offer Lead Manager after the start of settlement date in accordance with the instructions of applying shareholders, etc. to locations designated by applying shareholders, etc.

3. Impact of Tender Offer on MC's Business Performance
The Tender Offer will have only a minor impact on the consolidated (U.S. GAAP) and non-consolidated operating results of MC.

4. Policy After Tender Offer

With plans calling for the Targeted Company to become a consolidated subsidiary of MC due to this Tender Offer, MC and the Target Company will seek to further deepen their cooperative efforts. This collaboration will combine the technology development and production technology capabilities and production infrastructure of the Target Company with the wheat procurement and wheat flour sales expertise of MC as well as its business development know-how in overseas markets—a future growth area. MC believes that such collaboration offers the potential for further strengthening the earnings base and increasing the corporate value of both companies.

The shares of the Target Company are presently listed on the First Section of the Tokyo Stock Exchange. Following the Tender Offer, MC intends for the Target Company's listing to be maintained.

5. Place for inspecting a copy of the Tender Offer Report

Mitsubishi Corporation 3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc. 2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

II. Change to Consolidated Subsidiary

As a result of this Tender Offer, plans call for the Target Company to become a consolidated subsidiary of MC on June 22, 2007.

1. Outline of New Subsidiary

(1) Company name	Nitto Fuji Flour Milling Co., Ltd.
(2) Head office	3-17 Shinkawa 1-chome, Chuo-ku, Tokyo
(3) President	Kazui Kondo
(4) Establishment	March 25, 1914
(5) Main business	Flour milling and food products, logistics, and food services
(6) Fiscal year-end	March 31
(7) No. of employees	465 (as of September 30, 2006)
(8) Main business sites	Sendai, Shizuoka, Nagoya, Osaka, etc.
(9) Total issued shares	46,923,646 shares (as of September 30, 2006)
(10) Paid-in capital	2,500 million yen (as of September 30, 2006)

(11) Major shareholders and shareholding (as of September 30, 2006)

Mitsubishi Corporation	34.72%
Sankyo Co., Ltd.	9.95%
Japan Trustee Services Bank, Ltd.	3.06%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2.77%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	2.33%
Mitsubishi UFJ Trust and Banking Corporation	1.48%
The Master Trust Bank of Japan, Ltd.	1.35%
Yamazaki Baking Co., Ltd.	1.32%
The Norinchukin Bank	1.32%
Meiji Yasuda Life Insurance Company	1.32%
(Standing Proxy, Trust & Custody Services Bank, Ltd.)	

(12) Operating Results for most recent fiscal year (Non-consolidated)

Nitto Fuji Flour Milling Co., Ltd. was formed on April 1, 2006 from a merger of Nitto Flour Milling Co., Ltd. and Fuji Flour Milling Co., Ltd., with the former the surviving company and the latter dissolved.

(Nitto Fuji Flour Milling Co., Ltd.)

(millions of yen, except per share figure)

	Year ended March 31, 2007
Net sales	35,497
Gross profit	6,778
Operating income	1,043
Ordinary income	1,332
Net income	922
Total assets	31,709
Net assets	18,765
Dividend per share (yen)	7.00

(Former company, Nitto Flour Milling Co., Ltd.)

(millions of yen, except per share figure)

	Year ended March 31, 2006
Net sales	24,973
Gross profit	4,912

Operating income	1,051
Ordinary income	1,213
Net income	750
Total assets	24,371
Net assets	15,895
Dividend per share (yen)	6.00

(Former company, Fuji Flour Milling Co., Ltd.)

(thousands of yen, except per share figure)

	Year ended March 31, 2006
Net sales	10,960,466
Gross profit	2,526,152
Operating income	166,981
Ordinary income	175,917
Net income	231,621
Total assets	7,776,293
Net assets	3,463,311
Dividend per share (yen)	—

2. Planned consolidation date

June 22, 2007 (Friday)

Translation of report filed with the Tokyo Stock Exchange on June 16, 2007

Mitsubishi Corporation Announces Results of Tender Offer for Nihon Shokuhin Kako Co., Ltd. and Plans to Make it a Subsidiary

Mitsubishi Corporation (MC; hereinafter the "Offeror") today announced the results of its tender offer (hereinafter the "Tender Offer") for the common stock of Nihon Shokuhin Kako Co., Ltd. (Second Section, Tokyo Stock Exchange; stock code, 2892; hereinafter the "Target Company"), which was completed on June 15. The Tender Offer began on May 21 following a decision by MC's Board of Directors on May 18. Details of the results of the Tender Offer are as follows.

As a result of this Tender Offer, MC also announced today plans for the Target Company to become a consolidated subsidiary.

I. Results of the Tender Offer

1. Outline of the Tender Offer

(1) Name and Address of Offeror and Name of Target Company

Offeror Mitsubishi Corporation
3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

Target Company Nihon Shokuhin Kako Co., Ltd.

(2) Type and number of shares to be purchased

Type of shares, etc.	-1- Scheduled purchase in terms of shares	-2- Scheduled excess in terms of shares
Shares	—	—
New stock acquisition rights	—	—
Bonds with new stock acquisition rights	—	—
Shares, etc., depositary receipts	—	—
Total	—	—

(3) Duration of Tender Offer

May 21, 2007 (Monday) through June 15, 2007 (Friday) (20 business days)

(4) Purchase price

360 yen per share

2. Results of the Tender Offer

(1) Shares tendered

Type of shares, etc.	Scheduled purchase in terms of shares	Scheduled excess in terms of shares	Number tendered in terms of shares	Number acquired in terms of shares
Shares	—	—	4,913,000	4,913,000
New stock acquisition rights	—	—	—	—
Bonds with new stock acquisition rights	—	—	—	
Shares, etc., depositary receipts	—	—	—	—
Total	—	—	4,913,000	4,913,000

(2) Share ownership after Tender Offer

Number of voting rights represented by shares, etc. held by Offeror after Tender Offer	14,713 units	(59.92% of issued shares after Tender Offer)
Number of voting rights represented by shares, etc. held by special relationship entities after Tender Offer	124 units	(0.50% of issued shares after Tender Offer)
Total number of voting rights of all shareholders of the Target Company	24,556 units	

Notes:

1. "Total number of voting rights of all shareholders of the Target Company" is the total number of voting rights of shareholders at September 30, 2006 as entered in the Target Company's Interim Business Report for its 86th Term, submitted on December 15, 2006.
2. "Number of voting rights represented by shares, etc. held by special relationship entities after Tender Offer" is the total number of voting rights held by special relationship entities (excluding the Target Company).
3. The figures for percentages of issued shares after Tender Offer have been rounded up to the second decimal place.

(3) Calculation where purchase by proportional distribution method
There is no corresponding matter.

(4) Amount required for Tender Offer
1,769 million yen

(5) Settlement procedures
(1) Name and location of head office of securities companies, banks, etc. handling settlement of Tender Offer
Mitsubishi UFJ Securities Co., Ltd.; 4-1, Marunouchi, 2-chome, Chiyoda-ku, Tokyo

(2) Date of start of settlement
June 22, 2007 (Friday)

(3) Settlement method
Promptly following the end of the Tender Offer period, notification of purchase under the Tender Offer will be sent by post to the domicile of the applying shareholders, etc. (In the case of foreign shareholders, to the domicile of the standing proxy).

Purchase will be made on a cash basis. The payment for the purchased shares, etc. will be sent promptly by the Tender Offer Lead Manager after the start of settlement date in accordance with the instructions of applying shareholders, etc. to locations designated by applying shareholders, etc.

3. Impact of Tender Offer on MC's Business Performance
The Tender Offer will have only a minor impact on the consolidated (U.S. GAAP) and non-consolidated operating results of MC.

4. Policy After Tender Offer

With plans calling for the Target Company to become a consolidated subsidiary of MC due to this Tender Offer, MC and the Target Company will seek to further deepen their cooperative efforts. This collaboration will combine the technology development and production technology capabilities and production infrastructure of the Target Company, with the corn procurement and starch and sweetener sales expertise of MC as well as its ability to respond to issues facing customers and business development know-how in overseas markets—a future growth area. MC believes that such collaboration offers the potential for further strengthening the earnings base and increasing the corporate value of both companies.

The shares of the Target Company are presently listed on the Second Section of the Tokyo Stock Exchange. Following the Tender Offer, MC intends for the Target Company's listing to be maintained.

5. Place for inspecting a copy of the Tender Offer Report

Mitsubishi Corporation 3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

Tokyo Stock Exchange, Inc. 2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo

II. Change to Consolidated Subsidiary

As a result of this Tender Offer, plans call for the Target Company to become a consolidated subsidiary of MC on June 22, 2007.

1. Outline of New Subsidiary

(1) Company name	Nihon Shokuhin Kako Co., Ltd.
(2) Head office	33-8, Sendagaya 5-chome, Shibuya-ku, Tokyo
(3) Representative	Tsukasa Nagai
(4) Establishment	July 26, 1948
(5) Business activities	Manufacture and sale of processed products derived mainly from corn as well as secondary processed products
(6) Fiscal year-end	March 31
(7) No. of employees	400 (as of September 30, 2006)
(8) Main business sites	Fuji Factory, Mizushima Factory, Kyushu Office
(9) Total issued shares	32,000,000 shares (as of September 30, 2006)
(10) Paid-in capital	1,600 million yen (as of September 30, 2006)

(11) Major shareholders and shareholding (as of September 30, 2006)

Mitsubishi Corporation	30.63%
Sanwa Cornstarch Co., Ltd.	4.10%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	2.79%
Nippon Life Insurance Company	2.54%
Horiuchi Unyu Co., Ltd.	1.59%
Atsushi Horiuchi	1.19%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1.00%
The Norinchukin Bank	1.00%
CBNY DFA International Value Portfolio (Standing proxy, Tokyo Branch, Citibank, N.A.)	0.88%
Citibank London SA Stichting Shell Pensioenfonds (Standing proxy, Tokyo Branch, Citibank, N.A.)	0.79%

(12) Operating Results for most recent fiscal years (Non-consolidated)

(millions of yen, except per share figure)

Years ended	March 31, 2006	March 31, 2007
Net sales	48,770	48,190
Gross profit	11,376	9,805
Operating income	1,812	821
Ordinary income	1,836	864
Net income	1,075	487
Total assets	36,234	36,502
Net assets	11,293	11,302
Dividend per share (yen)	10.00	5.00

2. Planned consolidation date

June 22, 2007 (Friday)

###

Translation of report filed with the Tokyo Stock Exchange on June 16, 2007

Mitsubishi Corporation Announces Results of Tender Offer for Nosan Corporation and Plans to Make it a Subsidiary

Mitsubishi Corporation (MC; hereinafter the "Offeror") today announced the results of its tender offer (hereinafter the "Tender Offer") for the common stock of Nosan Corporation (First Section, Tokyo and Osaka stock exchanges; stock code, 2051; hereinafter the "Target Company"), which was completed on June 15. The Tender Offer began on May 21 following a decision by MC's Board of Directors on May 18. Details of the results of the Tender Offer are as follows.

As a result of this Tender Offer, MC also announced today plans for the Target Company to become a consolidated subsidiary.

I. Results of the Tender Offer

1. Outline of the Tender Offer

(1) Name and Address of Offeror and Name of Target Company

Offeror Mitsubishi Corporation
3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo

Target Company Nosan Corporation

(2) Type and number of shares to be purchased

Type of shares, etc.	-1- Scheduled purchase in terms of shares	-2- Scheduled excess in terms of shares
Shares	—	—
New stock acquisition rights	—	—
Bonds with new stock acquisition rights	—	—
Shares, etc., depositary receipts	—	—
Total	—	—

(3) Duration of Tender Offer

May 21, 2007 (Monday) through June 15, 2007 (Friday) (20 business days)

(4) Purchase price

380 yen per share

2. Results of the Tender Offer

(1) Shares tendered

Type of shares, etc.	Scheduled purchase in terms of shares	Scheduled excess in terms of shares	Number tendered in terms of shares	Number acquired in terms of shares
Shares	—	—	41,307,000	41,307,000
New stock acquisition rights	—	—	—	—
Bonds with new stock acquisition rights	—	—	—	
Shares, etc., depositary receipts	—	—	—	—
Total	—	—	41,307,000	41,307,000

(2) Share ownership after Tender Offer

Number of voting rights represented by shares, etc. held by Offeror after Tender Offer	68,207 units	(56.24% of issued shares after Tender Offer)
Number of voting rights represented by shares, etc. held by special relationship entities after Tender Offer	473 units	(0.39% of issued shares after Tender Offer)
Total number of voting rights of all shareholders of the Target Company	121,094 units	

Notes:

1. "Total number of voting rights of all shareholders of the Target Company" is the total number of voting rights of shareholders at September 30, 2006 as entered in the Target Company's Interim Business Report for its 91st Term, submitted on December 25, 2006.
2. "Number of voting rights represented by shares, etc. held by special relationship entities after Tender Offer" is the total number of voting rights held by special relationship entities (excluding the Target Company).
3. The calculation of percentages of issued shares after Tender Offer are based on a denominator of 121,275 units, being the "Total number of voting rights of all shareholders of the Target Company" plus the total number of voting rights relating to residual stock, etc. of the shares, etc. held by special relationship entities (excluding the Target Company).
4. The figures for percentages of issued shares after Tender Offer have been rounded up to the second decimal place.

(3) Calculation where purchase by proportional distribution method
There is no corresponding matter.

(4) Amount required for Tender Offer
15,697 million yen

(5) Settlement procedures
(1) Name and location of head office of securities companies, banks, etc. handling settlement of Tender Offer
Mitsubishi UFJ Securities Co., Ltd.; 4-1, Marunouchi, 2-chome, Chiyoda-ku, Tokyo

(2) Date of start of settlement
June 22, 2007 (Friday)

(3) Settlement method
Promptly following the end of the Tender Offer period, notification of purchase under the Tender Offer will be sent by post to the domicile of the applying shareholders, etc. (In the case of foreign shareholders, to the domicile of the standing proxy).

Purchase will be made on a cash basis. The payment for the purchased shares, etc. will be sent promptly by the Tender Offer Lead Manager after the start of settlement date in accordance with the instructions of applying shareholders, etc. to locations designated

by applying shareholders, etc.

3. Impact of Tender Offer on MC's Business Performance

The Tender Offer will have only a minor impact on the consolidated (U.S. GAAP) and non-consolidated operating results of MC.

4. Policy After Tender Offer

With plans calling for the Target Company to become a consolidated subsidiary of MC due to this Tender Offer, MC and the Target Company will make greater use of each other's capabilities. The Target Company possesses animal feed technology development and production technology capabilities as well as production infrastructure, while MC has the ability to procure raw materials for animal feed, meat production and processing technology capabilities and expertise in selling meat. By leveraging the advantages of each business, the two companies will further strengthen the integrated business structure from upstream to downstream. MC believes that such collaboration offers the potential for further strengthening the earnings base and increasing the corporate value of both companies. The Target Company is also developing core businesses other than the animal feed business. In the business fields of aqua feed, eggs and pet food, MC believes that it can capture greater synergies by leveraging its retail sales capability and its proven track record in developing businesses in overseas markets.

The Target Company is presently listed on the First Section of the Tokyo Stock Exchange and First Section of the Osaka Securities Exchange. Following the Tender Offer, MC intends for the Target Company's listings to be maintained.

5. Place for inspecting a copy of the Tender Offer Report

Mitsubishi Corporation	3-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1 Nihonbashi Kabutocho, Chuo-ku, Tokyo
Osaka Securities Exchange	8-16, Kitahama 1-chome, Chuo-ku, Osaka

II. Change to Consolidated Subsidiary

As a result of this Tender Offer, plans call for the Target Company to become a consolidated subsidiary of MC on June 22, 2007.

1. Outline of New Subsidiary

(1) Company name	Nosan Corporation

(2) Head office 2-1, Minatomirai 2-chome, Nishi-ku, Yokohama, Kanagawa, Japan

(3) President & CEO Mamoru Horio

(4) Establishment August 6, 1931

(5) Business Manufacture and sale of animal feed, handling of food products and livestock

(6) Fiscal year-end March 31

(7) No. of employees 433 (as of September 30, 2006)

(8) Main business sites Research Center (Tsukuba), Sapporo, Nagoya, Fukuoka, etc.

(9) Total issued shares 129,309,932 shares (as of September 30, 2006)

(10) Paid-in capital 7,411 million yen (as of September 30, 2006)

(11) Major shareholders and shareholding (as of September 30, 2006)

Mitsubishi Corporation	20.80%
Japan Trustee Services Bank, Ltd. (Trust Account)	7.38%
Nisshin Seifun Group Inc.	2.82%
Tokio Marine & Nichido Fire Insurance Co., Ltd.	2.55%
The Bank of Yokohama, Ltd. (Standing proxy, Trust & Custody Services Bank, Ltd.)	2.55%
Fukoku Mutual Life Insurance Company (Standing proxy, Trust & Custody Services Bank, Ltd.)	2.32%
The Master Trust Bank of Japan, Ltd. (Trust Account)	1.89%
Mitsubishi UFJ Trust and Banking Corporation	1.73%
Meiji Yasuda Life Insurance Company (Standing proxy, Trust & Custody Services Bank, Ltd.)	1.55%
State Street Bank and Trust Company, Ltd. 505019 (Standing Proxy, Mizuho Corporate Bank, Ltd., Kabuto-cho Securities Settlement Operation Center)	1.18%

(12) Operating Results for most recent fiscal years (Non-consolidated)

(millions of yen, except per share figure)

Years ended	March 31, 2006	March 31, 2007
Net sales	97,808	103,996
Gross profit	12,111	11,331
Operating income	2,611	2,018
Ordinary income	2,730	2,182
Net income	1,465	1,392
Total assets	48,370	53,220
Net assets	18,625	18,341
Dividend per share (yen)	6.5	6.5

2. Planned consolidation date
June 22, 2007 (Friday)

END